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Shefsky                                                  Chicago, Illinois 60601
& Froelich                                    Tel 312.527.4000  Fax 312.527.2015
  Attorneys at Law                                            www.shefskylaw.com

                                                                  Susan W. Wiles

                                                          Direct: (312) 836-4192
                                                       Facsimile: (312) 275-7616
                                                   E-mail: swiles@shefskylaw.com

                                                                IN REFERENCE TO:
                                                                    027779-00001


                               September 13, 2005


Via Facsimile: (202) 772-9217 and EDGAR

Mr. Joseph Roesler
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Xechem, Inc.
                  Form 10-KSB for Fiscal Year ended December 31, 2004 Filed On April 15, 2005
                  Form 8-K Filed on January 27, 2004
                  File No. 000-23788

Dear Mr. Roesler,

         I am writing on behalf of our client Xechem International, Inc. (the "Company"), in response to your comment letter dated August 22, 2005 and our telephone conversation of September 7, 2005. We responded, in writing, to your comment letter on Friday, September 2, 2005. We had a telephone conversation with you on Wednesday, September 7, 2005 to discuss questions you have regarding the Company's response to Comment 3. We are responding to the questions you raised during that conversation in this transmission.

         For your convenience, we have reprinted the text of Comment 3 in your letter of August 22, 2005, in italics, followed by the Company's response.

Form 10-KSB for the year ended December 31, 2004

Consolidated Financial Statements

Notes to Consolidate Financial Statements

(9) Investments in Unconsolidated Affiliates

September 13, 2005
Page 2


(B) CepTor Corporation, page F-38

Form 8-K Filed January 27, 2004

         3. We note from your 8-K the Company intended to file the audited financial statements of CepTor pursuant to Rule 3-05 of Regulation S-X. It appears that you have not filed the financial statements. Please tell us why you have not filed the financial statements.

         The Company concluded that the CepTor Corporation ("CepTor") acquisition qualifies as an acquisition of assets rather than an acquisition of a business, and as such the Company was not required to file audited financial statements pursuant to Rule 3-05 of Regulation S-X.

         Section 210.3-05(a)(2) of Regulation S-X provides that application of the rule (and the obligation to file audited financial statements) is a factual question which turns upon whether a "business" has been acquired, as set forth in Section 210.11-01(d). For purposes of Section 210.3-05(a)(2), "the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity's operations prior to and after the transactions so that the disclosure of prior financial information is material to an understanding of future operations." Among the facts and circumstances which should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business are the following:

         (1) whether the nature of the revenue producing activity of the component will remain generally the same as before the transaction; or

         (2) whether any of the following attributes remain with the component after the transaction. These attributes include: (a) physical facilities; (b) employee base; (c) market distribution system; (d) sales force; (e) customer base; (f) operation rights; (g) production techniques; and (h) trade names.

Facts.

         On December 23, 2003, the Company entered into an Agreement and Plan of Merger with CepTor. As consideration for receiving all of the capital stock of CepTor, the Company issued 6,000 shares of its Class C Series 7 Voting Preferred Stock (the "Series 7 Stock") to the existing shareholders of CepTor. Each share of Series 7 Stock has a stated value of $1,000, for an aggregate stated value of the Series 7 Stock of $6,000,000. Series 7 Stock shareholders are entitled to receive dividends at the rate paid on the Company's common stock, whenever funds are legally available and when and as described by the board of directors. The Series 7 Stock has a liquidation preference equal to the stated value plus all accrued and unpaid dividends. The Series 7 Stock may be converted at any time at the rate of one share of Series 7 Stock for 5,000 fully paid and non-assessable shares of common stock. The Company initially valued the Series 7 Stock at $6,000,000 which is the stated/liquidation value. The Company did not consider the value of shares of common stock which would be received upon conversion.

September 13, 2005
Page 3


Discussion.

         In determining whether its was required to file audited financial statements, the Company first considered whether after the transaction the nature of the revenue producing activity of the component remained generally the same as before the transaction. The Company concluded that it did not. Since the date of inception, CepTor had not generated revenue from the sale of product. The company's activities were funded through debt and equity issuances and grants. CepTor had a de minimis amount of cash and prepaid expenses and two notes payable all of which were acquired by the Company. CepTor had developed intellectual properties, some of which were protected under patents--but no product. Accordingly, CepTor did not have an operating business structure, current distribution channel, a customer base or significant plant, property and equipment. Therefore, because there were no revenues and no operating business, the Company concluded that it was not required to file audited financial statements.

         The Company next considered whether the following attributes associated with an operating business remained with the component after the transaction. These attributes include: (a) physical facilities; (b) employee base; (c) market distribution system; (d) sales force; (e) customer base; (f) operation rights;
(g) production techniques; and (h) trade names, and are addressed independently below. At the time of the acquisition, CepTor had no operations. In fact, the Company determined that the fair value of CepTor resided in the intellectual properties/assets acquired rather than its value as an "operating business." Further, upon completion of the acquisition, the Company took steps intended to transform CepTor's assets (intellectual property) into an operating business. The going-forward business plan included seeking and obtaining the funding necessary to continue further research, establish a corporate headquarters (which has since been established in Maryland), identify and provide an executive management infrastructure, develop a product, identify partners and contractors for the manufacture and distribution of product (once approved for sale), and hire the talent necessary to create a viable operating business.

         Many of the attributes described above and discussed below did not attach to CepTor at the time of the acquisition (as there was no operating business), and those that did apply changed following the acquisition. Because the operating attributes did not exist prior to the acquisition, and changed subsequent to the transaction, the Company concluded that CepTor was not an operating business and consequently no audited financial statements need be filed.

         (a) The physical facilities of CepTor changed after the acquisition. Prior to the acquisition, the two employees of CepTor performed their research at the lab facilities of the universities at which they taught. After the acquisition, post-acquisition CepTor employees (which did not include the pre-acquisition research analysts) performed their research at company facilities.

         (b) The identity and number of employees changed after the acquisition. Prior to the acquisition, CepTor had two individuals who performed research for the company. Following the acquisition, the Company hired a new staff of individuals to coordinate the research program, oversee clinical and regulatory operations, conduct business development and manage business affairs of the company including its management, finance and administration. The two original research analysts were terminated as employees and hired as consultants to the company.

September 13, 2005
Page 4


         (c) CepTor did not have a market distribution system prior to the acquisition.

         (d) CepTor did not have a customer base prior to the acquisition.

         (e) There are no operation rights.

         (f) CepTor did not have production techniques prior to the acquisition.

         (g) CepTor used its name prior to and after the acquisition, although no consideration was assigned to the name at the time of the acquisition.

         Under the guidance provided, the Company determined that CepTor had neither the revenues, nor many of the other attributes normally associated with an operating business. In fact, the Company deemed the acquisition to be one of assets rather than that of a business. As such, the Company concluded that it was not required to file audited financial statements.

         The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
                                         Best regards,

                                         SHEFSKY & FROELICH LTD.


                                         /s/ Susan W. Wiles
                                         ---------------------------------------
                                             Susan W. Wiles

cc:      Jim Rosenberg
         Mary Mast
         Ramesh C. Pandey, Ph.D.
         Mitchell D. Goldsmith, Esq.